As filed with the Securities and Exchange Commission on November 13, 2002
Registration No. 333-81526

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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Grand Toys International, Inc.

(Exact name of registrant as specified in its charter)

1710 Route Transcanadienne

Dorval, Quebec, Canada H9P 1H7

(514) 685-2180

(Address, including zip code, and telephone number, including area code,

of Registrant's principal executive offices)
Nevada	98-0163743
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

------------

Stephen Altro

Interim President and Chief Executive Officer

Grand Toys International, Inc.

1710 Route Transcanadienne

Dorval, Quebec, Canada H9P 1H7

(514) 685-2180

(Name, address, including zip code and telephone number, including area code of agent for service)

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Copies to:

Paul J. Pollock, Esq.

Piper Rudnick LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 835-6000

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Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class ofSecurities to be Registered	Amount to be Registered (1)	Proposed Maximum OfferingPrice per Share	Proposed MaximumAggregate Offering Price	Amount of Registration Fee
Common Stock, $.001 par value	1,411,412	$1.70	$2,399,400	$220.69
	2,745,001 (2)	$1.70	$4,666,502	$429.21
	111,875 (3)	$1.70	$190,188	$17.49
TOTAL	4,268,288 (4)		$7,256,089	$667.40 (4)

(1) Pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also covers such additional number of shares of common stock that may become issuable under any stock split, stock dividend or similar transaction.

(2) Reflects shares of common stock issuable upon exercise of warrants. The Proposed Maximum Offering Price per share was calculated in accordance with Rule 457(g) of the Securities Act of 1933, as amended.
  Reflects shares of common stock issuable upon exercise of stock options. The Proposed Maximum Offering Price per share was calculated in accordance with Rule 457(h) of the Securities Act of 1933, as amended.
  A fee of $774.79 covering 1,045,379 was previously paid when the Company initially filed this registration statement on Form S-3 on January 29, 2002.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

GRAND TOYS INTERNATIONAL, INC.

5,135,798 Shares of Common Stock

The selling stockholders, listed on pages 9-11, may offer from time to time up to 5,135,798 shares of our common stock under this prospectus. No underwriter is being used in connection with this offering of common stock. The selling stockholders may offer and sell their shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares of our common stock, or both. We will not receive any of the proceeds from the sale of shares of our common stock, although we may receive up to $1,338,811.28 if all of the options and warrants owned by the selling stockholders are exercised.

The price of the common stock being offered under this prospectus will most likely be the market price of our common stock. Our common stock is traded on the Nasdaq SmallCap Market under the symbol "GRIN". On November 4, 2002, the closing price of one share of our common stock was $1.70.

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Investing in our common stock involves a high degree of risk. You should carefully read and consider the risk factors beginning on page 2.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 13, 2002.

  RISK FACTORS

  Investing in our common stock is very risky. You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of our shares. If you are not in a financial position to bear a complete loss of your investment, you should not purchase any of the shares. Portions of this prospectus and information incorporated into this prospectus contain certain "forward-looking" statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements contained in this prospectus are reasonable, any of the assumptions could prove inaccurate and cause such forward-looking statements to be inaccurate.

    Doubts about our ability to continue as a going concern could have a material adverse effect on our stock price and the liquidity of our shares

    In our audited financial statements for the year ended December 31, 2001, we recognized that we had certain issues, which raised substantial doubt about our ability to continue as a going concern. The reasons cited were our recurring losses and the insufficiency of our line of credit to fund our operations. This was noted in KPMG's audit report on those financial statements. Since the date of KPMG's report, we have implemented a plan to stem our losses and return to profitability and have secured an increase in our lines of credit. However, these lines of credit remain insufficient to meet all of our financial needs and we might not be able to successfully implement our new operational plan. As a consequence we do not know if KPMG will again make reference to this issue in their audit opinion on our financial statements for the year ended December 31, 2002. If doubts about our ability to continue as a going concern persist, it may have an adverse impact on investors' willingness to invest in our stock which would negatively impact the price and liquidity of our shares.

    We have a recent history of losses and we do not know when or if we will return to profitability

    We incurred net losses of $1,371,492 for the year ended December 31, 2001, $10,156,713 for the year ended December 31, 2000, $709,466 for the year ended December 31, 1999 and $546,726 for the six months ended June 30, 2002. We have not reported an annual profit since December 31, 1997. We have recently begun to implement a plan to return to profitability. Over the course of 2002 and 2001 we have focused on products with higher profit margins and have reduced expenses. This has resulted in improved performance but we still do not expect to achieve profitability for the year ending December 31, 2002. Moreover, we cannot be sure that our efforts will result in our return to profitability on an annual basis in the future.

    If we do not secure additional financing, we will not be able to execute our new plan to return to profitability

    During 2001, we secured a new line of credit to finance our inventory and accounts receivable and we also realized net proceeds from the sale of our common stock and warrants. During 2002, our total line of credit was increased. These sources of financing, however, will not be sufficient to fully implement our business plan. To the extent that we will be required to fund operating losses, our financial position will deteriorate. There can be no assurance that we will be able to find significant additional financing at all or on terms favorable to us. If equity securities are issued in connection with a financing, dilution to our stockholders will likely result, and if additional funds are raised through the incurrence of debt, we may be subject to restrictions on our operations and finances. Furthermore, if we do incur additional debt, we may be limiting our ability to repurchase capital stock, engage in mergers, consolidations, acquisitions and asset sales, or alter our lines of business or accounting methods, even though these actions would otherwise benefit our business.

    An inability to obtain additional financing could adversely impact our ability to expand into the U.S. market

    We believe that in order to achieve our long-term expansion objectives and to enhance our competitive position in the U.S. market, we will need additional financial resources over the next several years. The precise amount and timing of our future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for our products and the management of our working capital. We may not be able to obtain additional financing on acceptable terms, or at all. If we are unable to obtain sufficient capital, we could be required to curtail our expansion.

    Our shares may not continue to be listed on the Nasdaq Small Cap Stock Market which could adversely affect the price and liquidity of our stock and our ability to obtain financing in the future

    During 2001, we were advised by Nasdaq that it intended to delist our shares from trading on the Nasdaq SmallCap Stock Market because we failed to meet the standards for continued listing on the Nasdaq Small Cap market because our stock price was below the minimum standard of $1.00 per share, our net tangible assets were below the minimum standard of $2,000,000 and the market value of our public float was also below the minimum required standard. We appealed and were successful in implementing a plan to regain compliance with the standards for continued listing. However, Nasdaq has informed us that since our net tangible assets were not significantly in excess of $2,000,000 minimum requirement, it would continue to monitor our financial performance to determine if we can continue to meet this criteria for continued listing. On September 3, 2002, we received notification from Nasdaq that our listing would continue pending our meeting the new stockholders' equity test for continued listing of $2,500,000 with the filing of our 10-Q report for the quarter ended September 30, 2002. On September 6, 2002, however, we received a new deficiency notification from Nasdaq that we were again in noncompliance with the minimum market value of public share requirement of $1,000,000 and must demonstrate compliance with this requirement for 10 consecutive days before December 5, 2002. We believe that this determination by Nasdaq was erroneous, but the determination applies until we can demonstrate compliance. There can be no assurance that we will be able to meet the requirements for continued listing or that we could successfully appeal a delisting determination. If our shares were delisted, we might be able to have our shares listed for quotation on the OTC Bulletin Board. However, the failure to have our shares quoted on the SmallCap market would likely have an adverse impact on the price and liquidity of our shares and our ability to obtain financing in the future.

    Our management exercises substantial control over our business.

    As of November 4, 2002, our directors and executive officers beneficially owned, in the aggregate, 2,023,143 shares of our common stock, representing approximately 64% of the common stock outstanding. Accordingly, if these persons act together, they exercise absolute control over matters requiring approval of our stockholders, including the election of our board of directors.

    We may not be able to retain the key personnel we need to succeed

    Our success is dependent on the expertise, experience and continued services of our senior management employees. Most decisions concerning our business are made or significantly influenced by them. We do not maintain "key man" insurance on the life of any of these persons. In the event of the loss of any of our senior management employees, no assurances can be given that we will be able to obtain the services of an adequate replacement.

    The issuance of shares of common stock upon the exercise of options and warrants will cause dilution to our current stockholders and the prevailing market price for our common stock may be materially and adversely affected by the addition of a substantial number of shares

We are authorized to issue 12,500,000 shares of common stock, of which 2,500,119 shares are outstanding. In addition:

    149,934 shares are issuable upon the exercise of currently outstanding options granted under our Amended and Restated 1993 Stock Option Plan the sale of which have been registered on either a registration statement on Form S-8 or on this prospectus;
    160,000 shares are issuable upon the exercise of options granted outside our 1993 Stock Option Plan; and

    3,157,144 shares are issuable upon the exercise of currently outstanding warrants.

If and when we issue these shares, the percentage of common stock owned by each stockholder would be diluted. Moreover, the prevailing market price for the common stock may be materially and adversely affected by the addition of a substantial number of shares, including the shares offered by this prospectus, into the market.

    A few customers account for a large portion of our net sales and a substantial reduction in or termination of orders from our large customers could adversely affect our business, financial condition and results of operations

    Our five largest customers accounted for approximately 63% of our net sales in 2001. Except for outstanding purchase orders for specific products, we do not have written contracts with or commitments from any of our customers. A substantial reduction in or termination of orders from any of our largest customers could adversely affect our business, financial condition and results of operations. In addition, pressure by large customers seeking a reduction in prices, financial incentives, a change in other terms of sale or on us to bear the risks and the cost of carrying inventory could also adversely affect our business, financial condition and results of operations.

    A limited number of our product lines account for a substantial portion of our net sales which may adversely affect our business, financial condition and results of operations

    We derive a substantial portion of our net sales from a limited number of product lines. Sales of our Toy Biz product line represented approximately 45% of our net sales in 2001. This distribution agreement terminated on December 31, 2001. However, we have continued to distribute the product lines carried by Toy Biz during 2002. We cannot assure you that we will be able to retain the right to distribute this product line or, even if we are, that any of the products in this branded product line will retain their current popularity. The loss of our distribution rights for any of these product lines or the decrease in the popularity of any one of these branded product line would adversely affect our business, financial condition and results of operations.

    Our attempts to acquire other companies may not prove fruitful and could have an adverse effect on our liquidity and earnings

    We may, at times, become involved in discussions about acquiring other companies. Our experience in the past has been that this process takes a significant amount of management time and effort. New acquisition discussions will likely distract our management from our day-to-day operations. Even if we do find companies that are worth acquiring, it may be extremely difficult to integrate their operations into our existing operations. In addition, there is no guaranty that our acquisitions will be financially successful. Thus, any such acquisition could have an adverse effect on our liquidity and earnings.

    The life cycle for toy products is usually very short and our business may be adversely affected by our inability to secure the right to distribute new products

As a result of changing consumer preferences, many toy products are successfully marketed for only one or two years. There can be no assurances that any of our current products or product lines will continue to be popular for any significant period of time;
    any new products or product lines introduced by us will achieve an adequate degree of market acceptance;
    or any new product's life cycle will be sufficient to permit us to recover development, manufacturing, marketing or other costs of the product.

In the event a new product does not receive sufficient market acceptance, we may be required to sell inventory of such products at a substantial discount. Accordingly, our success is dependent in large part on our ability to secure the rights to distribute new products and to secure new character and well-known brand name licenses for existing or new product lines, which cannot be assured. Therefore, we cannot assume that any new products will be successful or meet with the same success as existing products.

    Consumer preferences are difficult to predict and the introduction of new products is critical to the toy industry

    Our business and operating results depend largely upon the appeal of our toy products. A decline in the popularity of our existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on our business, financial condition and results of operations. Our continued success will depend on our ability to redesign, restyle and extend our existing toy products and fashion accessories and to develop, introduce and gain customer acceptance of new toy product. However consumer preferences with respect to toy products and fashion accessories are continuously changing and are difficult to predict.

    Certain relationships among our management and affiliates create various potential and actual conflicts of interest and could adversely effect our business

    Although it is our policy that all transactions with and loans to our affiliates be made on similar terms to those that can be obtained from unaffiliated third parties and for such transactions to be approved by a majority of our directors who do not have an interest in the transaction, certain situations may arise in the future where an interested party would be required to vote on actions that could benefit such person and negatively impact Grand, or vice versa.

    Non-compliance with government regulation could seriously harm our business

    Most of our business is currently conducted in Canada. We are subject to the provisions of various laws, certain of which have been enacted by the federal government of Canada, the Province of Quebec and other Canadian provinces. The laws of Canada include the Hazardous Products Act which empowers the government to protect children from hazardous toys and other articles. Under that legislation, the government has the authority to exclude from the market those products which are found to be hazardous. We are also subject to the Consumer Packaging and Labeling Act enacted by the government of Canada, which legislation prohibits the importation of prepackaged items and the sale or importation or advertising of items which have misleading information on their labels. As a result, if any of these Canadian governmental entities should allege that any of our products are hazardous to children or the packaging is misleading, whether or not such items are dangerous or misleading, we could be precluded from selling entire lines of toys until a full investigation is completed. In such case, even if we were to prevail, a significant portion of the value of the entire line could be lost during a time-consuming investigation because, as discussed above, the life cycle for toy products is usually very short.

    We face substantial competition in the toy distribution industry

    Many other companies involved in the toy distribution industry in Canada and the United States have greater financial resources, larger sales forces, greater name recognition, larger facilities for product development and products that may be more competitively priced than our products. As a result, some of our competitors may be able to obtain a greater volume of and more lucrative distribution contracts than we can.

    We may be adversely effected by the seasonal aspect of our business

    Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday season from September through December when the majority of our sales take place. Further, this seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. These customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by consumers, which to a large extent occur during September through December, rather than maintaining large on-hand inventories throughout the year to meet consumer demand. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like us to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more product within shorter time periods will increase the risk that we may fail to achieve tight and compressed shipping schedules. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the year, prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season. Our failure to accurately predict and respond to consumer demand could result in our underproducing popular items and overproducing less popular items.

    The market price of our common stock has been and will continue to be volatile

    Market prices of the securities of toy companies are often volatile and our historical stock price has reflected this volatility. The market price of our common stock may be affected by many factors, including: fluctuations in our financial results; the actions of our customers and competitors (including new product line announcements and introductions); new regulations affecting foreign manufacturing; other factors affecting the toy industry in general; and sales of our common stock into the public market. In addition, the stock market periodically has experienced significant price and volume fluctuations which may have been unrelated to the operating performance of particular companies.

    The issuance of blank check preferred stock may also impact the value of our shares

    We are authorized to issue 5,000,000 shares of "blank check" preferred stock, which is preferred stock that may be issued from time to time in such classes or series and with such terms, rights and preferences as the board of directors may choose. All of these shares may be issued in the discretion of our board of directors, without the approval of our stockholders, with dividend, liquidation, conversion, voting or other rights, which could negatively affect the voting power or other rights of owners of our common stock or other series of preferred stock.

    Our ability to issue "blank check" preferred stock could prevent or delay takeovers.

    Our preferred stock can be designated in a matter that could delay or impede a merger, tender offer or other transactions resulting in a change in control, even if such a transaction would have significant benefits to our stockholders. As a result, these provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    We do not expect to pay dividends on our stock

We have not paid any cash or other dividends on our common stock and do not expect to declare or pay any cash dividends in the foreseeable future. In addition, our current credit agreement with our bank restricts the payment of any dividends without the bank's prior consent.

  WHERE YOU CAN FIND MORE INFORMATION

  Grand is subject to the informational requirements of the Securities Exchange Act of 1934. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. In addition, any of our SEC filings may also be inspected and copied at the offices of The Nasdaq Stock Market, Inc., 9801 Washingtonian Blvd., Gaithersburg, MD 20878.

  We have filed with the SEC a registration statement on Form S-3 covering the securities offered by this prospectus. You should be aware that this prospectus does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC rules. For further information about Grand and our securities, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information filed by Grand with the SEC, as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

  INCORPORATION OF INFORMATION WE HAVE FILED WITH THE SEC

  The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

  1. Our annual report on Form 10-K for the fiscal year ended December 31, 2001, as amended;

  2. Our quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2002 and June, 30, 2002;

  3. All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report referred to in (1) above; and

  4. The description of the common stock contained in Grand's registration statement filed under the Exchange Act registering such common stock under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

  5. The description of our Amended and Restated 1993 Stock Option Plan contained in our proxy statement, dated May 2, 2002 for the Annual Meeting of Stockholders held on June 28, 2002;

  You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: 1710 Route Transcanadienne, Dorval, Quebec, Canada H9P 1H7, Attn: Tania M. Clarke, telephone number (514) 685-2180.

  ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. You should rely only upon information contained in this prospectus. We have not authorized anyone to provide you with information or to represent anything to you not contained in this prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The selling stockholders may provide a prospectus supplement to add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described above under the heading "Where You Can Find More Information."

  All documents filed by Grand pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment indicating that all of the shares have been sold, or deregistering all of the shares that, at the time of such post-effective amendment, remain unsold, shall be deemed to be incorporated by reference in and to be a part of this prospectus from the date of filing of such documents. Any statement contained in this prospectus or in any document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document, which also is or is deemed to be incorporated by reference in this prospectus, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

  Grand shall furnish without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents that are incorporated by reference in this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Written or telephone requests for such documents should be directed to Tania M. Clarke, Chief Financial Officer, Grand Toys International, Inc., 1710 Route Transcanadienne, Dorval, Quebec H9P 1H7, Canada. Grand's telephone number is (514) 685-2180.

  FORWARD-LOOKING STATEMENTS

  Some of the statements contained in this prospectus discuss future expectations, contain projections of results of operation or financial condition or state other forward-looking information. Forward-looking statements can be identified by the use of progressive terminology, such as may, will, expect, anticipate, estimate, continue or other similar words. These statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from those contemplated by the statements. Factors that might cause such a difference include those discussed in the section titled Risk Factors beginning on page 2. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares. You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to the terms Grand, we or us in this prospectus means Grand Toys International, Inc. and its subsidiaries, except where it is clear that the term means only the parent corporation.

  USE OF PROCEEDS

  We will not realize any proceeds from the sale of the shares pursuant to this prospectus but will derive proceeds of $1,338,811.28 if all of the warrants and options are exercised. Such proceeds will be available to us for working capital and general corporate purposes, although because the exercise price per share of some of these options is greater than our current share price, it is not likely that we will receive the full proceeds stated above. See "Selling Stockholders" and "Plan of Distribution."

  DILUTION

  We are authorized to issue 12,500,000 shares of common stock. Of such shares, 2,500,119 shares are issued and outstanding, 149,934 shares are reserved for issuance upon the exercise of options granted under Grand's Amended and Restated 1993 Stock Option Plan, 160,000 shares are reserved for issuance upon the exercise of options granted outside of the plan, and 3,157,144 are reserved for issuance upon the exercise of warrants.

  In certain cases, the officers, directors and present stockholders of Grand have acquired their shares at a cost substantially lower than that which investors will pay for the common stock offered hereby. As a result, anyone purchasing shares in this offering could incur dilution in the net tangible book value per share.

  SELLING STOCKHOLDERS

The table below sets forth the beneficial ownership of our common stock by the selling stockholders as of September 27, 2002. Beneficial ownership includes shares of outstanding common stock, and shares of common stock that a person has the right to acquire within 60 days of the date of this prospectus through the exercise of options or warrants to purchase common stock To sell any shares issuable upon the exercise of options or warrants, a holder must first purchase the shares by exercising the option or warrant, and to date, none of the holders listed below have exercised these options or warrants.

The number of shares that may be actually sold by any selling stockholder will be determined by the selling stockholder. Because the selling stockholders may sell all, some or none of the shares of common stock which they hold, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. Unless otherwise indicated, the selling stockholders have the sole power to direct the voting and investment over the shares owned by them.

Name	Total Common Stock Owned Before the Offering	Number of Shares of Common Stock to be Offered	Common Stock Owned After the Offering
			Number	Percent
Robenham Inc.	502,180 (1)	472,500 (1)	29,680	17.53%
Livescore Finance Co. Ltd.	483,610 (1)	472,500 (1)	11,110	16.88%
Faxfleet Holdings Ltd.	482,180 (2)	452,500 (2)	29,680	16.92%
Spellord Inc.	482,180 (2)	452,500 (2)	29,680	16.92%
Jason Mars	48,929 (3)	48,929 (3)	--	1.92%
136011 Canada Inc.	323,714 (4)	323,714 (4)	--	11.83%
2870304 Canada Inc.	323,714 (4)	323,714 (4)	--	11.83%
Amgo Investments, Inc.	24,300 (5)	24,300 (5)	--	*
Elliot L. Bier	38,000(6)	38,000 (6)	--	1.50%
136012 Canada Inc.	457,144 (7)	457,144 (7)	--	16.09%
2884330 Canada Inc.	157,144 (8)	157,144 (8)	--	6.01%
R. Ian Bradley	300,000 (9)	300,000 (9)	--	12.00%
Mitchell Altro	17,857 (10)	17,857 (10)	--	*
Ofer Nissim	396,250 (11)	312,500 (11)	83,750	15.77%
Stephen Altro	304,750 (12)	304,750 (12)	--	11.17%
David Mars	313,250 (13)	280,750 (13)	32,500	11.56%
Isovoy Inc.	125,000 (14)	125,000 (14)	--	4.76%
Robert Herbst	126,375 (15)	126,375 (15)	--	4.12%
James Rybakoff	56,500 (16)	1,500 (16)	55,000	2.21%
Tania Clarke	23,989 (17)	23,989 (17)	--	*
Piper Rudnick LLP	108,696	108,696	--	4.35%
Adessky Poulin	77,072	77,072	--	3.08%
Glennis Carey	20,000	20,000	--	*
Claire Collins	10,144	10,144	--	*
Earl Azimov	125	125 (17)	--	*
Michael Kron	125	125 (17)	--	*
Michael Seltzer	125	125 (17)	--	*
Andree Phoenix	625 (17)	625 (17)	--	*
Angelika Hoehne	1,175 (17)	1,175 (17)	--	*
Bernard L'Heureux	5,488 (17)	5,488 (17)	--	*
Brenda Mager	1,738 (17)	1,738 (17)	--	*
Carole McLean	3,971 (17)	3,971 (17)	--	*
Dorine Young	1,875 (17)	1,875 (17)	--	*
Francine Despins	1,738 (17)	1,738 (17)	--	*
Harley Bagshaw	2,250 (17)	2,250 (17)	--	*
Jim Thompson	1,188 (17)	1,188 (17)	--	*
Johanne Brown	675 (17)	675 (17)	--	*
Karen Avison	250 (17)	250 (17)	--	*
Kevin Holmes	813 (17)	813 (17)	--	*
Linda Carlin	1,206 (17)	1,206 (17)	--	*
Lisa Paterson	906 (17)	906 (17)	--	*
Lynn Martell	2,300 (17)	2,300 (17)	--	*
Madeleine Nadeau	938 (17)	938 (17)	--	*
Mario Kolethras	2,250 (17)	2,250 (17)	--	*
Peter Kemp	250 (17)	250 (17)	--	*
Richard Brookes	250 (17)	250 (17)	--	*
Richard Denis	1,188 (17)	1,188 (17)	--	*
Soussana Sarkissian	125 (17)	125 (17)	--	*
Terry Maddison	10,000 (17)	10,000 (17)	--	*

* Less than one (1) percent.
  Includes currently exercisable warrants to purchase 365,000 shares of common stock issuable to each of Robenham Inc. and Livescore Finance Co. Ltd., as applicable, pursuant to those certain Warrant Agreements dated March 28, 2001and December 13, 2001.
  Includes currently exercisable warrants to purchase 350,000 shares of common stock issuable to each of Faxfleet Holdings Ltd. and Spellord Inc., as applicable, pursuant to those certain Warrant Agreements dated March 28, 2001 and December 13, 2001.

(3) Includes currently exercisable options to purchase 12,500 shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan and currently exercisable warrants to purchase 36,429 shares of common stock issuable pursuant to that certain Warrant Agreement dated March 28, 2001. Jason Mars is an employee of Grand and the son of David Mars, a director of Grand.

(4) Includes currently exercisable warrants to purchase 223,857 shares of common stock issuable to each of 136011 Canada Inc. and 2870304 Canada Inc., as applicable, pursuant to those certain Warrant Agreements dated March 28, 2001 and December 13, 2001. Stephen Altro, a director of Grand, controls both of these corporations and Mr. Altro's wife and children are their only other stockholders.

(5) Amgo Investments, Inc. is controlled by 2870304 Canada Inc. and 2884330 Canada Inc..These companies are controlled by Steven Altro and David Mars. Does not include shares of common stock held by Mr. Altro and Mr. Mars or entities affiliated with Mr. Altro or Mr. Mars.

(6) Includes currently exercisable options to purchase 1,500 shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan, 36,000 shares issued upon exercise of options granted outside the stock option plan, and 500 shares of common stock. Mr. Bier is the chairman and a director of Grand.

(7) Includes currently exercisable warrants to purchase 328,572 shares of common stock issued to 136012 Canada Inc. pursuant to those certain Warrant Agreements dated March 28, 2001 and December 13, 2001. David Mars, a director of Grand, controls this corporation and Mr. Mars' wife and children are their only other stockholders.
  Includes currently exercisable warrants to purchase 103,572 shares of common stock issued to 2284330 Canada Inc. pursuant to those certain Warrant Agreements dated March 28, 2001 and December 13, 2001. David Mars, a director of Grand, controls this corporation and Mr. Mars' wife and children are their only other stockholders.
  Includes currently exercisable warrants to purchase 225,000 shares of common stock issuable to pursuant to those certain Warrant Agreements dated December 13, 2001. Mr. Bradley served as President of Grand from January 2001 to June 2002.

(10) Includes currently exercisable warrants to purchase 17,857 shares of common stock issuable to Mitchell Altro pursuant to that certain Warrant Agreement dated March 28, 2001. Mitchell Altro is the son of Stephen Altro, a director of Grand, and was employed by Grand Toys Ltd. from June 1994 to September 2000.
  Includes currently exercisable options to purchase 12,500 shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan; and includes 393,750 shares of common stock held by Knox Security Engineering Corp and Ark Foundation LLC, both of which entities are controlled by Mr. Nissim.

  Includes currently exercisable options to purchase 750 shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan and represents currently exercisable warrants to purchase 228,000 shares of common stock issuable to Stephen Altro and Sheila Altro pursuant to that certain Warrant Agreement dated December 13, 2001. Stephen Altro is a director and the interim President of Grand.
  Includes currently exercisable options to purchase 750 shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan and represents currently exercisable warrants to purchase 210,000 shares of common stock issuable to David Mars pursuant to that certain Warrant Agreement dated December 13, 2001. David Mars is a director of Grand.
  Consists of 125,000 options issued pursuant to a licensing agreement between Grand and Isovoy Inc.
  Includes currently exercisable warrants to purchase 75,000 shares of common stock issuable to pursuant to those certain Warrant Agreements dated December 13, 2001 and 6,375 shares of common stock issuable upon exercise of stock options held by Mr. Herbst.
  Includes currently exercisable options to purchase 1,500 shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan , currently exercisable warrants to purchase 55,000 shares of common stock issuable to Akin Bay Company LLC. Mr. Rybakoff is the controlling member of Akin Bay and also a director of Grand.
  Represents currently exercisable options to purchase shares of common stock issued pursuant to our Amended and Restated 1993 Stock Option Plan. All persons are employed by Grand or its subsidiaries except for Messrs. Azimov, Kron and Seltzer, who serve as directors of Grand.

Elliot L. Bier has been a director of Grand since July 20, 1993. He has been a practicing attorney in Montreal for the last 20 years. He is a senior partner in Adessky Poulin, our Canadian legal counsel. Since November 16, 2000, Mr. Bier has been our Chairman.

James B. Rybakoff has been a director of Grand since October 10, 1996. Mr. Rybakoff is the President of Akin Bay Company LLC, an investment bank and brokerage firm, which he co-founded in 1990.

Stephen Altro has been a director of Grand since July 20, 1993. Mr. Altro has been a director of Grand Toys Ltd., our Canadian operating subsidiary, for over 41 years. From July 20, 1993 to June 30, 2000, Mr. Altro served as our Chairman. Mr. Altro co-founded Grand Toys Ltd. with David Mars in 1961.

David Mars has been a director of Grand since July 20, 1993. Mr. Mars has been a director of Grand Toys Ltd. for over 41years. From July 20, 1993 to June 30, 2000, Mr. Mars served as Vice-Chairman of Grand. Mr. Mars co-founded Grand Toys Ltd. with Stephen Altro in 1961.

Tania M. Clarke has been an Executive Vice-President and Chief Financial Officer since December 4, 2000 and has been employed by Grand Toys Ltd. in various other financial capacities since May 3, 1993.

Robert Herbst has been Vice-President of Operations for Grand Toys Ltd. since April 1995. Prior to that, Mr. Herbst worked at Grand Toys Ltd. in various capacities for approximately 20 years.

Glennis Carey was Director of Marketing for Grand Toys Ltd. from January 1981 to June 30, 2001. Ms. Carey was working as a consultant for Grand Toys Ltd from January to June 2002.

Piper Rudnick LLP acts as Grand Toys International's U.S. legal counsel.

Adessky Poulin acts as Grand Toys Ltd.'s Canadian legal counsel.

  PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling stockholders. We will receive no part of the proceeds of any sales made hereunder. See "Use of Proceeds."

The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the 1933 Act.

The selling stockholders may from time to time sell all or a portion of the shares on the Nasdaq SmallCap market or on any national securities exchange on which the common stock may be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. We cannot guarantee that the selling stockholders will sell any or all of their shares. The shares will not be sold in an underwritten public offering. The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:

    a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
    purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;
    ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
    privately negotiated transactions.

In effecting sales, brokers and dealers engaged by selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may resell such shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive from the purchasers of such shares commissions as described above.

In connection with the distribution of the shares, the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers, which require the delivery to the broker-dealer of the shares. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares. In addition to the foregoing, the selling stockholders may enter into, from time to time, other types of hedging transactions.

The selling stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.

The shares may also be sold pursuant to Rule 144 under the Securities Act beginning one year after the shares were issued, provided such date is at least 90 days after the date of this prospectus.

The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, a prospectus supplement or post-effective amendment to the registration statement will be filed with the SEC. This supplement or amendment will include the following information:

    the name of the participating broker-dealer(s) or underwriters;
    the number of shares involved;
    the price or prices at which the shares were sold by the selling stockholders;
    the commissions paid or discounts or concessions allowed by the selling stockholders to the broker-dealers or underwriters; and
    other material information.

We have advised the selling shareholder that the anti-manipulation rules promulgated under the Securities Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling stockholder. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling shareholder or other party selling the shares.

  SUBSEQUENT EVENTS

On October 5, 2001, our board of directors approved the following reductions in exercise prices of some of our options and warrants:

    the exercise price of warrants to purchase up to 55,000 shares of common stock issued to Akin Bay Company -- which is controlled by Mr. Rybakoff, a director of Grand -- was reduced from $57.50 to $0.95; and
    the exercise price of employee stock options issued in 1995 was reduced from $6.375 to $0.95.

  LEGAL MATTERS

  The legality of the securities offered by this prospectus has been passed upon for Grand by Piper Rudnick LLP, 1251 Avenue of the Americas, New York, New York 10020. The firm owns 108,696 shares of Grand's common stock which have been included for resale in this prospectus.

  EXPERTS

  The consolidated financial statements and schedules of Grand for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, Chartered Accountants, and upon the authority of said firm as experts in accounting and auditing.

  PART II

  INFORMATION NOT REQUIRED IN THE PROSPECTUS

    Item 14. Other Expenses of Issuance and Distribution.

    The following table sets forth estimates (other than the Securities and Exchange Commission registration fee and the Nasdaq SmallCap Market additional shares listing fee) of the various expenses payable by us in connection with the issuance and distribution of the securities offered in this offering:

Securities and Exchange Commission registration fee	$ 667.40
Nasdaq SmallCap Market listing fee	50,000
Printing and engraving expenses	5,000.00	*
Legal fees and expenses	25,000.00	*
Accounting fees and expenses	5,000.00	*
Transfer agent and registrar fees	1,875.00	*
Miscellaneous expenses	457.60	*
Total	$ 88,000.00

    * estimated

    Item 15. Indemnification of Directors and Officers

    The rights of Grand or its stockholders to sue any director or officer of Grand for misconduct in conducting the affairs of Grand as an officer or director is limited by Article XII of Grand's Articles of Incorporation and Nevada statutory law to cases for damages resulting from breaches of fiduciary duties involving acts or omissions involving intentional misconduct, fraud, knowing violations of the law or the unlawful payment of dividends. Ordinary negligence is not a ground for such a suit. The statute does not limit the liability of directors or officers for monetary damages under the federal securities laws. Grand also has the obligation, pursuant to Article IX of Grand's Amended and Restated Bylaws, to indemnify any and all of its directors or officers or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which Grand owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by any such person in connection with the defense of any action, suit or proceeding in which such person is made a party, by reason of being or having been a director or officer of Grand, or of such other corporation, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

    Grand maintains a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by Grand. Accordingly, indemnification may occur for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of Grand pursuant to the foregoing provisions or otherwise, Grand has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    Item 16. Exhibits

    Exhibit No. Description

    4.1 Form of Regulation S Subscription Agreement dated March 28, 2001 by and among Grand and certain of its securities holders. (2)

    4.2 Form of Warrant Agreement dated March 28, 2001 by and among Grand and certain of its securities holders. (2)

    4.3 Form of Option Grant Agreement by and between Grand and certain of its employees. (2)

    4.4 Grand Toys International, Inc. Amended and Restated 1993 Stock Option Plan. (3)

    5.1 Opinion of Piper Marbury Rudnick & Wolfe LLP, as to the legality of the securities being registered. *

    23.1 Consent of Piper Marbury Rudnick & Wolfe LLP (included in Exhibit 5.1). *

    23.2 Consent of KPMG LLP. (1)

    24 Power of attorney (included on the signature page to this registration statement).(2)

    (1) Filed herewith.

    (2) Previously filed with this Registration Statement on Form S-3.

    (3) Filed as Appendix A to our Definitive Proxy Statement for the Annual Meeting of Stockholders held on June 6, 1995.

    * To be filed by amendment

    Item 17. Undertakings.
      The undersigned registrant undertakes:
        to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
          to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
          to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
          to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs in contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement;

        that for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
        to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Dorval, Province of Quebec, Canada, on this day of September, 2002.

  GRAND TOYS INTERNATIONAL, INC.

  By: /s/ Stephen Altro
  Stephen Altro

  Interim President and Chief Executive Officer

  POWER OF ATTORNEY

  Each person whose signature appears below constitutes and appoints Stephen Altro and Tania M. Clarke, or either of them, each with the power of substitution, his or her attorney-in-fact, to sign any amendments (including post-effective amendments) to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his or her substitute, may do or choose to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:
Signature	Title	Date
/s/ Elliot L. Bier Elliot L. Bier	Chairman & Director	November __, 2002
/s/ Tania M. Clarke Tania M. Clarke	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November __, 2002
/s/ James Rybakoff James B. Rybakoff	Director	November __, 2002
/s/ David Mars David Mars	Director	November __, 2002
/s/ Stephen Altro Stephen Altro	Director	November __, 2002
/s/ Michael Kron Michael Kron	Director	November __, 2002
/s/ Earl Azimov Earl Azimov	Director	November __, 2002
/s/ Michael Seltzer Michael Seltzer	Director	November __, 2002

  Exhibit 23.2

  INDEPENDENT AUDITORS' CONSENT

  The Board of Directors

Grand Toys International, Inc.

We consent to the use of our report dated March 1, 2002 with respect to the consolidated balance sheets of Grand Toys International, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2001, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated March 1, 2002 contains an explanatory paragraph that states that the Company has suffered recurring losses, which raise substantial about its ability to continue as a going-concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Chartered Accountants

Montreal, Canada

November 13, 2002